April 26, 2012

Via EDGAR

Ms. Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Bank of America Corporation
424 Prospectuses relating to Registration Statements on Form S-3ASR
Filed April 20, 2009 -- File No. 333-158663
Filed March 30, 2012 - File No. 333-180488

Dear Ms. Starr:

Bank of America Corporation (the “Corporation”) has received your letter dated April 12, 2012 (the “Comment Letter”) setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Corporation's offerings of structured notes pursuant to the Corporation's Registration Statements on Form S-3ASR (Registration Nos. 333-158663 and 333-180488). The Corporation's responses to the Comment Letter are set forth below. For ease of reference, each of the Staff's comments is repeated below, followed by the Corporation's response.
The Corporation issues its U.S. registered MTN structured notes through its broker-dealer affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which offers the notes through different internal divisions to different types of investors. Where appropriate in this letter, we discuss the significant differences between the manner in which structured notes are offered through these divisions. The Corporation internally identifies these divisions as follows:

Ms. Amy M. Starr
April 26, 2012

Division	Types of Structured Notes	Aggregate Principal Amount of U.S. Registered Offerings Sold in 2011
Global Wealth and Investment Management division (“GWIM”) (the private wealth group, focused on private client investors)	Cash settled notes offered directly to MLPF&S's wealth management clients, linked primarily to well-known indices, and to equities, commodities, currencies and interest rates.	$4.76 billion
Global Markets division (“Global Markets”)
Structured notes linked primarily to well-known indices, and to equities, commodities and interest rates that are offered directly to institutional investors.

Structured notes linked primarily to well-known indices, and to equities and interest rates that are sold to unaffiliated brokers selected by MLPF&S (“third-party distribution” or “3PD”).
$172.9 million $914.5 million

Product Names

1.
The staff in the Division of Corporation Finance has previously indicated that note titles using the term “principal protected” should also include balanced information about limitations to the principal protection feature. We believe this concern regarding potential confusion over the titles of securities may exist for note titles across various product categories. Issuers should evaluate the titles used for their different types of structured notes and should revise to clearly describe the product in a balanced manner and avoid titles that stress positive features without also identifying limiting or negative features.

Response:

The Corporation notes that currently it does not offer any type of structured note under its U.S. registered MTN structured note program that uses the term “principal protected” (or similar terms) in its title.

A significant portion of the Corporation's current structured note offerings that are sold through GWIM have specific branded titles. The offering materials used by the Corporation for these (and all other) structured notes include prominent (and proximate) disclosures of the key risks associated with the notes, including on the cover page. For example, in the case of an “Accelerated Return Note” (“ARN”), which can provide investors with a positive return that is greater than the increase in the level of the reference asset, the Corporation's disclosures indicate prominently on the cover page that the notes involve a payment at maturity that is capped, and that may be significantly less than the principal amount.

The structured notes that have branded titles consist primarily of structures that are offered through GWIM on a repeat basis each month. The recurring nature of these offerings allows investors to become familiar with the format for the different products, including the location in the offering documents of disclosures related to the unique terms and risk factors associated with each one.

Ms. Amy M. Starr
April 26, 2012

Product Pricing and Value

2.
We note that issuers of structured notes often include disclosure, including in risk factors, explaining that the value of the notes at issuance and/or the price that the affiliate would pay for the notes in the secondary market, assuming no change in market conditions, will be less than the public offering price. In order for investors to be able to understand the relationship of the note purchase price to its fair value (as estimated by the issuer or its affiliate) and potential secondary market prices, we believe issuers should consider prominently disclosing the difference between the public offering price of the note and the issuer or its affiliate's estimate of the fair value of the note or discuss with us the reasons such disclosure should not be provided. Issuers also should consider identifying the specific amounts being paid from the note proceeds for costs and expenses.

Response:

The Corporation's structured note offering documents state that the secondary market value of the structured notes at the time of pricing is expected to be less than the purchase price, and also disclose the wide range of factors that could cause their value to be less than (or more than) that purchase price. These factors include certain costs associated with developing, hedging and offering the notes, the time remaining to maturity of the notes, the level, direction and volatility of market interest rates generally, the level and the volatility of the reference asset, and the Corporation's financial condition and creditworthiness.

The Corporation believes that the relevant methodology and terminology for valuing structured notes, and the costs and expenses factored into their pricing, may vary to a significant extent among different issuers and their affiliates. The valuation of structured notes involves a degree of subjectivity. For example, issuers or their affiliates may use different methodologies and definitions of fair value, such as differing views as to the volatility of certain reference assets. Pricing subjectivity also may arise as a result of an issuer's or its affiliate's use of portfolio hedging. Furthermore, because the value of these instruments changes rapidly as market conditions fluctuate, an issuer (or its affiliate) would determine different values for the same note depending upon the time of measurement.

The Corporation believes that requiring issuers to provide the indicated disclosures, in the absence of agreed upon and consistent standards as to the disclosure approach, could potentially result in more confusion than clarity for investors. If different issuers calculate and/or disclose these values in different ways for comparable notes, investors would be unable to make an apples-to-apples comparison between them, and may mistake differences in methodology in the calculation of the value of different notes for actual differences in value. We note that there are currently no disclosure standards that require this type of disclosure for structured notes or for other types of debt securities. As set forth in your question, we would be pleased to discuss this question in further detail with the Staff.

Notwithstanding the points noted above, in the case of notes offered to GWIM investors, the Corporation has added disclosure of the estimated profit earned by MLPF&S from the transactions through which the notes are structured and hedged. This disclosure is intended to provide individual investors in structured notes additional detail as to the components that make up the costs of the notes.

Ms. Amy M. Starr
April 26, 2012

3.
We have observed that some issuers of structured notes or their affiliates will, for a limited period of time immediately following an offering, use values on account statements or provide repurchase prices to customers at levels that temporarily exceed the issuer's or affiliate's own estimate of the fair value of the product. Further, we understand that after a given period of time such values and prices will be readjusted to better reflect the issuer's or affiliate's own estimate of the fair value of the product. If applicable, we ask that you disclose, including in risk factor disclosure as appropriate, your usage of different values and prices in this manner and explain the potential impacts on post-offering pricing, valuation, and trading.

Response:

The Corporation notes that it does not provide values of this kind to investors. MLPF&S provides account statements for its brokerage customers, and it also provides certain after market support or market-making in relation to the Corporation's structured notes. Generally, in the period immediately following the initial offering of a series of structured notes offered through GWIM, MLPF&S may be more actively engaged in supporting the secondary market by quoting an indicative or firm price that exceeds fair value, and its account statements would reflect such a higher value. Over time, and depending on market conditions, MLPF&S may quote different prices for the structured notes, which may be lower or higher than its estimate of the fair value of the notes. The duration of this market-making support varies based upon a variety of factors, is completely discretionary and may be discontinued or modified at any time.

In this regard, the Corporation's offering documents currently include risk factors which indicate that in any market making activity performed by MLPF&S, the price at which MLPF&S may bid for, offer, purchase, or sell the notes may differ from the values determined by its pricing models. As disclosed in these risk factors, there are a variety of factors that affect prices in the secondary market, making it difficult to provide meaningful clear disclosure to investors as to how these prices will change over time. In addition, most of these notes are intended to be held to maturity, and are typically not recommended to be sold shortly after purchase. Accordingly, the Corporation's practice is not to include disclosure that might suggest that there are times prior to maturity at which it may be more or less beneficial to attempt to sell the notes. Please see the related discussion in the response to Comment 8 below.

Finally, the Corporation values its structured notes for financial accounting purposes in accordance with U.S. generally accepted accounting principles. The appropriate accounting treatment differs depending on the particular details of the structured note. The value obtained for this purpose may vary from any price at which MLPF&S offers to repurchase the notes in a market-making transaction.

Use of Proceeds and Reasons for Offerings

4.
Issuers often provide disclosure explaining that they will use the proceeds of a structured note offering for general corporate purposes and may use an unquantified portion for hedging transactions. Item 504 of Regulation S-K requires that issuers disclose the approximate amounts intended to be used for each purpose. If the issuer does not have specific plans for a significant portion of the proceeds of the offering, it should note the reasons for the offering.

Ms. Amy M. Starr
April 26, 2012

Response:

The Corporation's pricing supplements and product supplements include disclosure regarding use of proceeds substantially as follows: “We will use the net proceeds we receive from the sale of the notes for the purposes described in the accompanying prospectus under 'Use of Proceeds.' In addition, we expect that we or our affiliates may use a portion of the net proceeds to hedge our obligations under the notes.” The accompanying prospectus discloses that, unless otherwise indicated in an applicable supplement, the Corporation will use the proceeds from offerings for general corporate purposes, including a non-exclusive list of examples of these purposes. As a practical matter, as a large, diversified financial services holding company and frequent issuer, the net proceeds from the Corporation's various offerings, including structured notes, are fungible and are used in effect as the equivalent of “working capital” for a financial services company. Accordingly, the Corporation believes that its disclosure of the general use of proceeds complies with Item 504 of Regulation S-K.

Regarding hedging activities, as noted in our response to Comment 2 above, for offerings sold through the GWIM division, the estimated profit earned by MLPF&S from the transactions through which the notes are structured and hedged is set forth in the “Plan of Distribution” section of each pricing supplement, together with the underwriting fee or commission. As to other offerings, the Corporation does not specifically allocate any portion of the net proceeds for hedging transactions, as the related structuring and hedging is provided without separate cost accounting and is not quantified by the Corporation.

The Corporation notes that it is not generally possible to quantify in any meaningful way over the term of a note the costs that will be incurred in connection with any hedging activity. Hedging activity may be direct or indirect and may be undertaken by the Corporation or its affiliates on an individual or portfolio basis (hedging more than one, or many, of the Corporation's debt obligations) and therefore may not be specific to a particular note.

5.
Please explain to us in your response letter with a view toward disclosure in your future Exchange Act reports, the purpose of your structured notes program generally, and the purposes of particular types of offerings or products. Explain to us how significant structured notes are to your overall plan of financing and liquidity position. Please tell us about any material trends or changes in your use of, or your experience with, structured notes in the past few years, including trends or changes in your reliance on structured notes as a liquidity source. Also tell us about trends or changes in note types and/or the referenced asset classes or referenced indices. Please include quantitative information about outstanding structured note obligations in recent periods.

Response:

The Corporation issues structured notes as a means to diversify its unsecured funding sources. However, the Corporation is not dependent upon them as a source of financing. Instead, the Corporation issues its structured notes in the forms, structures and amounts desired by institutional and individual investment clients of MLPF&S. Many of these clients have specific investment goals that involve particular reference assets and a view as to the direction and/or volatility of those reference assets.

Ms. Amy M. Starr
April 26, 2012

The particular features of the structured notes offered and the reference assets to which payments on the notes are linked are driven by client demand and as a result shift from time to time. For example, during the recession of 2009 and 2010, the Corporation experienced an increase in demand for notes linked to commodities. As the economy has rebounded, however, the Corporation has begun to offer fewer structured notes linked to commodities. The Corporation also has observed that in recent years, a larger portion of its issuances of structured notes involve notes that pay interest prior to maturity, as opposed to a single payment at maturity.

On a global basis, the Corporation had outstanding structured note liabilities with a book value of $38.6 billion and $47.6 billion as of December 31, 2011 and 2010, respectively, compared to total long-term debt of $372.3 billion and $448.4 billion, respectively, as of the same dates. These amounts include notes issued by the Corporation and its affiliates in offerings that were not subject to the registration requirements of the 1933 Act.

The following table presents the approximate notional dollar amount, by reference asset class, of the U.S. registered structured notes issued by the Corporation during the periods noted. With respect to current investor demand measured by notional dollar value and number of offerings, the Corporation's structured notes issued pursuant to its U.S. registered MTN platform primarily are linked to equities, and secondarily to rates.

Reference Asset Class	Notional Dollar Value Issued
	12 Months Ending March 31, 2012	12 Months Ending March 31, 2011	12 Months Ending March 31, 2010
Equity-Linked	$3.63 billion	$4.64 billion	$3.65 billion
Rate-Linked	1.27 billion	2.62 billion	0.64 billion
Currency-Linked	0.20 billion	0.27 billion	0.50 billion
Commodity-Linked	0.87 billion	1.06 billion	1.11 billion
Total	$5.97 billion	$8.59 billion	$5.90 billion

Plan of Distribution

6.
We have found that some issuers of structured notes disclose that their affiliates might change the price and selling terms if all notes are not sold at the public offering price disclosed on the cover page. Please explain to us with a view toward disclosure, the manner in which you conduct structured note offerings, including the forms of underwriting involved. Also please explain whether any notes are sold to broker-dealers, including your affiliates, and not immediately resold to investors or are resold to investors at differing prices. In this situation, please explain why there may be different prices and what type of investor may receive a “better” price. Please explain the process in detail.

Response:

As an initial matter, the Corporation notes that it does not conduct offerings of the type discussed in the first sentence of the Staff's comment. Virtually all of the Corporation's U.S. registered structured note offerings are sold in firm commitment underwritings. Furthermore, the Corporation believes that virtually all of the notes so sold are immediately resold to investors.

Ms. Amy M. Starr
April 26, 2012

A significant portion of Global Markets' rate-linked offerings, and its offerings of cash-settled equity-linked notes, are sold to third-party broker-dealers that have been selected by MLPF&S after completion of its “Know Your Distributor” diligence, review and approval process and which have entered into selected distributor or similar agreements with MLPF&S. These broker-dealers in turn sell the notes to their own customers and make their own suitability determinations.

Under certain circumstances, different investors may pay a different purchase price for the Corporation's structured notes that are issued in the same offering:

•
GWIM may sell notes at a specified discount to individual investors who purchase at least $5.0 million in aggregate principal amount. The Corporation notes that while most of GWIM's offerings include this feature, most issuances occur without such a purchase actually taking place.

•
In the manner required by applicable regulations, such as the Investment Advisers Act, GWIM may sell notes at a specified discount to certain-fee based trust and discretionary accounts managed by U.S. Trust (which operates through the Corporation's wholly-owned subsidiary, Bank of America, N.A.). Because MLPF&S does not receive an underwriting discount for these sales, the public offering price for notes sold to these accounts is reduced by an amount equal to the underwriting discount. Again, the Corporation notes that while most of GWIM's offerings include this feature, most issuances occur without such a purchase actually taking place.

•
Global Markets may sell notes either at a fixed price or in a “variable price offer.” When notes are sold in a variable price offer, investors may pay more or less than the principal amount of the notes, depending on changes in the level of market interest rates or the level of the reference asset after the offering commences.

In each case, the cover page of the applicable pricing supplement clearly and prominently discloses the possibility of investors paying different prices.

7.
Some issuers offer structured notes using a preliminary pricing supplement or term sheet that discloses a range for certain material terms (such as a capped maximum return), with the actual terms set within that range on a later pricing date. If you offer notes in this manner, explain to us with view toward disclosure, how the size of the range is determined, how the actual terms are established, and when and how the actual terms are communicated to investors.

Response:

The Corporation offers structured notes through both GWIM and Global Markets using a preliminary offering document that discloses a range for certain material terms, such as return caps and participation rates. MLPF&S identifies the range for the applicable variable at the time that the preliminary offering documents are prepared, based on its estimate of the prevailing market conditions at the time of pricing. In creating this range and determining its size, MLPF&S uses a variety of factors that relate both (a) to the Corporation (for example, its funding rate and credit spreads) and (b) to the reference asset (for example, the volatility of the reference asset). MLPF&S has not priced, and does not intend to price, an offering below the bottom of this range. However, if market conditions at the time of pricing result in market terms that are more favorable to the investor than indicated in the range, then the notes are offered with the more favorable terms.

Ms. Amy M. Starr
April 26, 2012

To determine the final pricing terms, MLPF&S looks to the pricing quoted by its internal or external desk that is providing the related hedge for the notes. In the case of GWIM, this is accomplished through a competitive bidding process. Bids to hedge obligations under the note are provided by at least three parties, one of which will be an affiliate of the Corporation. The terms provided by these parties depend on a variety of factors, including the level and volatility of the reference asset, interest rates and other market conditions, which are not known until the trade date. This bidding process is designed to ensure that market prices will be passed on to investors through the notes.

In the case of Global Markets' sales to institutional investors or individual investors through 3PD, Global Markets both structures and hedges the transaction. With respect to more than 90% of its offerings of the Corporation's structured notes in 2011 (by principal amount), Global Markets also conducted a competitive bidding process. In cases where it does not, Global Markets' pricing terms are typically subject to significant competition because (i) such issuances often result from a reverse inquiry by the institutional investor or third-party distributor and (ii) these institutional investors and third-party distributors typically have a choice of several structured note issuers that may issue the desired structured note.

In general, the final terms are communicated to investors on or following the pricing date, via phone or in the investor's confirmation.

Liquidity

8.
While issuers generally disclose in risk factors or elsewhere that the issuer or its affiliates may, but are not obligated to, make a secondary market in the notes that they offer, the disclosure should provide investors with a better understanding of the potential liquidity or lack of liquidity of any secondary market. In this regard, please explain to us with a view toward disclosure, your practices and procedures with respect to providing liquidity in the notes you sell and how often you offer to buy back notes from investors prior to maturity, the price paid and how it is determined.

Response:

The Corporation does not itself make a secondary market in its structured notes; however, although it is not obligated to do so or to continue to do so, currently MLPF&S does make a secondary market in the Corporation's structured notes. MLPF&S may hold any repurchased structured notes, may resell them, or may request that the Corporation redeem them.

The Corporation includes numerous disclosures in the offering documents for structured notes advising potential investors that there may not be a liquid secondary market for the structured notes, and, that, as a result, a holder of a structured note may not be able to sell the structured note prior to maturity at an attractive price.

Ms. Amy M. Starr
April 26, 2012

The prices offered by GWIM in secondary market transactions take into account a number of factors, including prevailing market prices for the Corporation's senior debt obligations having a tenor comparable to that of the particular series of structured notes, overall credit spreads, the time remaining to maturity for the notes, the market for the underlying reference asset, the volatility of the underlying reference asset, the particular pay-off structure for the notes, and other factors. These factors are described in the Corporation's offering documents. The Corporation is of the view that there is no formulaic approach to the pricing of the structured notes in the after market that could be meaningfully described to investors.

Issuer Credit Risk

9.
While the note terms establish the amounts due and payable on the notes, payment is ultimately dependent on the creditworthiness of the issuer. It is important for investors to understand that structured notes are unsecured obligations of the issuer and any payment on the note is subject to issuer credit risk, with no ability to pursue any referenced asset for payment. As a result, we believe the risk that an investor is exposed to an issuer's credit should be disclosed on the prospectus supplement cover page in a clear, consistent, and prominent manner.

Response:

The Corporation believes that it makes clear to investors that the structured notes are subject to the Corporation's credit risk. As explained in the response to Comment 13 below, the Corporation describes the structured notes that it offers through a combination of a base prospectus and a prospectus supplement, together with a product supplement, if applicable, and a pricing supplement or term sheet. Each of these offering documents includes prominent disclosure, on the cover page of the document, to the effect that the offered notes are unsecured notes issued by Bank of America Corporation and that payments on the notes are subject to the Corporation's credit risk.

Tax Consequences

10.
Item 601(b)(8) of Regulation S-K requires the filing of a tax opinion when the tax consequences are material to investors and a representation as to tax consequences is set forth in the filing. Refer to Staff Legal Bulletin No. 19, which is available on our website, for additional details. Given the complexity and uncertainty surrounding the tax treatment of some types of structured notes, the tax consequences appear material to an informed investment decision. Please explain to us your approach to providing tax disclosures for the different types of notes you offer and how you determine whether such disclosures must be based on the opinion of counsel. If so, explain how these opinions are filed as required.

Response:

Prior to the introduction of a new product, the Corporation carefully reviews with its internal tax team and outside counsel the U.S. federal tax consequences to an investor from an investment in the structured notes and to the Corporation from the issuance of the structured notes. In the case of most of its structured notes, the Corporation determines that these consequences are material, due to the complexity or uncertain treatment.

Ms. Amy M. Starr
April 26, 2012

The Corporation sets forth a description of the tax consequences and states certain tax opinions in full in the offering documents for its structured note offerings, as contemplated by Item 601(b)(8) of Regulation S-K. For offerings with a product supplement, the description and any tax opinion is contained in the product supplement. For offerings without a product supplement, the tax opinion is contained in the pricing supplement.

Referenced Asset or Index Disclosure

11.
It is our view that an issuer may not disclaim liability or responsibility for the information it discloses regarding the asset or index referenced by the note because such a disclaimer is inconsistent with the issuer's disclosure obligations under the federal securities laws. Issuers may, however, state that they have not undertaken any independent review or due diligence of publicly available information regarding an unaffiliated referenced asset or index. Please revise your disclosure, as appropriate, to be consistent with this standard.

Response:

The Corporation notes the Staff's comment and believes that its disclosures of information regarding unaffiliated reference assets or indices which is derived from other publicly available sources and included in the Corporation's disclosure documents is consistent with the Staff's standard. However, to the extent that the Corporation has included language that could be construed as a disclaimer of liability or responsibility for that type of information, the Corporation will modify this disclosure to clarify that the Corporation has “not made any independent review of or undertaken any due diligence with respect to” any such information.

12.
Please tell us whether you have ever disclosed hypothetical historical price information, for example in the case of a new index that has no historical price information. If so, explain to us what information the presentation provided to investors and how it was presented in a balanced manner.

Response:

From time to time, although not frequently, the Corporation may offer a note that references the performance of a newly published index that does not have five years of actual historical performance.1 In these instances, the historical data, including hypothetical historical data for periods prior to creation of the index, is presented based on publicly available information published by the index sponsor. The Corporation discloses the date the index was created and that the index levels for dates prior to creation of the index represent hypothetical results based on historical data. Depending on the length of time during which the relevant index has actually been published, the Corporation also may include a risk factor emphasizing the limitations regarding the utility of hypothetical historical data and that an investment in the notes referenced to the index may involve more risk than investing in notes linked to indices with established performance records, where a longer history of performance may be available to the investor so that the investor has more information on which to base an investment decision. The Corporation also discloses that the hypothetical historical data or the historical data, as applicable, regarding the index is

1 To date, a relatively small portion of the Corporation's structured notes have been linked to proprietary indices created by its affiliates.

Ms. Amy M. Starr
April 26, 2012

not necessarily indicative of the future performance of the index or the value of the notes, and that any historical upward or downward trend in the level of the index during any period is not an indication that the level of the index is more or less likely to increase or decrease over the term of the notes.

The Corporation believes that providing historical data, even hypothetical historical data, is useful to investors. In formulating these disclosures, the Corporation has been informed by the guidance provided by the SEC and FINRA in other contexts, such as the rules governing the disclosure of past performance of mutual funds and other investment vehicles.

Disclosure Format

13.
We have found that disclosures in structured note offerings are usually made through combinations of base prospectuses, various underlying prospectus supplements, and preliminary and final pricing supplements. While current rules permit incorporation by reference, it is important that it not be difficult for investors to locate important information or updated information. Please explain to us what constitutes your disclosure packages for structured note offerings, including the different documents you use, what information is included in each document, and how you determine the information that will be included in the term sheet or descriptive prospectus supplement for these offerings.

Response:

As noted by the Staff, and as detailed below, the relevant disclosure in a particular structured note offering by the Corporation is set forth in several separate documents which are intended to be considered together. This format enables the Corporation to highlight the most significant information and risks about the offering in the first pages of the document and to make relevant disclosures convenient for investors to locate. The Corporation's disclosures are designed to ensure clarity and transparency, and the terms of the Corporation's structured notes are described with words, quantified with numerical examples and illustrated with charts.

In particular, the Corporation's disclosure package for a structured note typically consists of the following:

•
Preliminary pricing supplement or term sheet -When the Corporation has prepared a product supplement for a particular type of structured note (described below), then typically it uses a preliminary term sheet to offer a specific structured note of that type. In this instance, the preliminary term sheet sets forth the proposed pricing terms for the structured note, as well as hypothetical payout examples,[2] key risk factors, summary tax disclosure and a description of the reference asset. If the Corporation has not prepared a product supplement for a particular type of structured note (such as in the case of simpler rate-linked notes), then typically it will use either a preliminary pricing supplement or a fulsome free writing prospectus to describe the terms of the structured note and the offering. In these instances, in addition to proposed pricing terms (which appear on the cover page) and hypothetical payout examples, the preliminary pricing supplement or free writing prospectus includes, among other things, more detailed information regarding the structured note, historical information about the underlying reference asset, applicable risk factors and material federal income tax considerations.

2 The Corporation offers a number of somewhat “lightly” structured notes, which typically do not necessitate examples of potential payouts.

Ms. Amy M. Starr
April 26, 2012

•
Product supplement - Structured notes that the Corporation offers more frequently are described generally in separate product supplements. These supplements contain, among other things, detailed information about the actual structure of the particular product, including the manner in which the relevant payments will be determined, risk factors tailored to the risks of the particular structure, and specific material federal income tax considerations. By using product supplements, the Corporation is able to present the terms of particular notes in the preliminary term sheet (described above) for those notes in a more streamlined manner. This allows the Corporation to focus the investor's attention on the specific terms, risks and considerations related to a particular offering.[3]

•
Medium-Term Note prospectus supplement - The prospectus supplement includes, among other things, more specific information about the types of notes that may be offered by the Corporation (which are not limited to structured notes), including the mechanics of payments, and a supplemental plan of distribution.

•
Base prospectus - The base prospectus includes, among other disclosures, basic information about the Corporation, its debt securities and indentures generally, the registration and settlement of securities, the general plan of distribution and basic material federal income tax considerations.

In certain limited circumstances in which an institutional investor that is active in the market and has prior knowledge of the product approaches Global Markets regarding the purchase of a specific structured product, the Corporation may use a more abbreviated term sheet (in addition to the applicable product supplement) for disclosure purposes, presenting primarily the pricing terms, without repeating the more fulsome disclosure that is included in the product supplement.

With respect to the Staff's reference to “incorporation by reference,” the Corporation notes that the base prospectus incorporates by reference information about the Corporation that is included in its periodic filings under the Securities Exchange Act of 1934, as permitted by Form S-3. However, the Corporation does not rely on incorporation by reference from these filings for the descriptions of the notes or the relevant risk factors. All note-related information is included in the “disclosure package.”

Exhibits

14.
Each time an issuer conducts a structured note offering, it may need to file certain exhibits if it has not already done so. For example, distribution agreements and instruments defining the rights of note holders may be required exhibits. Please explain to us your approach to filing these and any other applicable exhibits.

3 The Corporation includes information regarding the relevant reference asset in the applicable pricing supplement and does not utilize “underlying supplements” or “index supplements” that provide information as to reference assets that are not the subject of the specific offering.

Ms. Amy M. Starr
April 26, 2012

Response:

The Corporation has set up its structured note program so that the exhibits that would be required in connection with a specific structured note offering (consisting of a distribution agreement, the applicable indenture and note and the required opinion regarding the validity of the notes being offered) generally are filed with the initial filing of the registration statement pursuant to which the Corporation will offer the notes from time to time. For example, the Corporation offers its structured notes pursuant to a distribution agreement entered into with the applicable selling agents. This distribution agreement, as well as applicable supplements to the distribution agreement, have been filed as exhibits to the Corporation's currently effective shelf Registration Statement on Form S-3ASR (Registration No. 333-180488), filed on March 30, 2012 (the “2012 Form S-3”) pursuant to Item 601(b)(1) of Regulation S-K. Similarly, the indenture pursuant to which the Corporation issues its structured notes has been filed as an exhibit to the 2012 Form S-3 pursuant to Item 601(b)(4) of Regulation S-K.

With respect to the actual notes evidencing the structured note obligations issued from time to time, the Corporation has filed the form of Master Global Senior Medium-Term Note, Series L (the “Master Note”), as an exhibit to the 2012 Form S-3 pursuant to Item 601(b)(4) of Regulation S-K. The Corporation expects that most, if not all, of its structured notes will be evidenced by this Master Note. Pursuant to the Master Note, the obligations of a particular issuance of structured notes will be evidenced as part of the Master Note by a reference, to be included on the schedule to the Master Note at the time of the offering of those notes, to the applicable pricing supplement for the notes (which for this purpose consists collectively of the base prospectus, the Series L MTN prospectus supplement, a product supplement, if applicable, and the pricing supplement). In this manner, the filing of the pricing supplement for the notes with the SEC and the delivery of the pricing supplement to the trustee under the indenture serves as the completion of the Master Note with respect to the offered notes. In addition, a particular structured note might be evidenced by a Global Senior Medium-Term Note, Series L, the form of which also has been filed as an exhibit to the 2012 Form S-3 pursuant to Item 601(b)(4) of Regulation S-K. As with the Master Note, the obligations of the particular issuance of notes would be evidenced by the attachment of the pricing supplement to the Global Senior Medium-Term Note, Series L, by the trustee.

Finally, the Corporation has filed an opinion of counsel regarding the legality of the structured notes to be issued as an exhibit to the 2012 Form S-3 pursuant to Item 601(b)(5) of Regulation S-K. The Corporation is aware of the Staff's position with respect to the filing of legal opinions regarding the validity of medium-term notes to be offered on a continuous basis pursuant to a shelf registration statement, as set forth in Staff Legal Bulletin No. 19 (“SLB 19”). As permitted by SLB 19, the legality opinion filed as an exhibit to the 2012 Form S-3 includes assumptions regarding the future issuance of securities. The legality opinion also contemplates that the appropriate unqualified opinion will be included in the text of the pricing supplement for an offering of structured notes, thus avoiding the requirement to file an unqualified legal opinion via Form 8-K at the time of the offering. Accordingly, the Corporation provides unqualified opinions in the text of the pricing supplements for offerings of structured notes. Please see the Corporation's response to Comment 10 above with respect to any required tax opinions.

The Corporation believes that the filing of the various exhibits described above with the initial filing of the 2012 Form S-3 satisfies its obligation to file the required exhibits in connection with its offerings of structured notes.

Ms. Amy M. Starr
April 26, 2012

* * *

In connection with the Corporation's responses to the Comment Letter, the Corporation acknowledges that:

•	the Corporation is responsible for the adequacy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Corporation believes that the foregoing is responsive to the comments and questions raised by the Staff in the Comment Letter. If you have any further questions or require additional information, please contact the undersigned at (980) 388-7449, david.rich@bankofamerica.com.

Sincerely,

/s/ David B. Rich, III
David B. Rich, III
Associate General Counsel

cc:    Edward P. O'Keefe, General Counsel